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i first came to stonehenge i was kind of
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in awe i didn't realize that something
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like this existed
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people are really ready to
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congregate and fellowship together and
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and just needing spaces for that and so
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stonehenge
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just gave me a glimpse of what like
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heaven on earth could
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be like
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i think that we are at a place in time
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where we're going to let the secret out
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a little bit because i think the world
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needs what stonehedge has to offer the
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world
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hi
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i'm tom rose co-founder and director of
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stonehenge holistic learning center
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stonehenge has been a healing art
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sanctuary for the last 50 years that was
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founded by two dear friends and artists
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russell keik and don herring

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i was introduced to stonehedge as a
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teenager and my relationship with
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russell don and the stonehenge property
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had a profound impact on my life
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introducing me to art
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gardening
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and holistic concepts on health and
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healing
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in russell's own words the mission of
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stonehedge was to create a center with
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the purpose to educate in holistic
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concepts of health healing spirituality
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environment awareness of our oneness
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respect of our differences and the joy
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and variety these differences bring to
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our lives
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a place for peace quietude escapes
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meditation and communion with nature
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our new vision expands upon russell's
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original to bring in indigenous wisdom
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focus on diversity and inclusivity and
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make stonehedge accessible to all

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stoneage has been structured as a
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non-profit for the last 20 years
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offering music festivals art exhibitions
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and workshops on permaculture gardening
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and health and holistic healing
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we're excited to have a new team of
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creative young visionaries and the
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stonehenge experience will continue to
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focus on holistic programming and events
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in order to expand the stonehenge
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experience we've recently created
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stonehenge public benefit corporation
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under the management of this new team
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the public benefit corporation will
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oversee our new natural food cafe the
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expansion of our retail shop with local
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artists and supporting local farmers and
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their products and the expansion of our
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camping and glamping area on the
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property
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we are calling this transformation
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stonehedge 2.0

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the food that we're going to focus on is
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locally grown with global world flavors
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so we're going to bring the world in but
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use what we grow here locally
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always repeat the mantra of eating local
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how important that is to the local
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economy to the environment to our health
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stonehenge could be a great hub for
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bringing all of these great local uh
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producers together in that one store
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location
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together we can create a thriving and
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regenerating business model focused on
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giving back to our community
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we are ready to explore this vibrant
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world with you and the diverse folks
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that are ready to bring that magic and
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make it happen
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while we are rich in social capital of
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people giving their time and abilities
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to this land we're looking now for
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financial capital so that we can grow

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our outreach and anchor in this model of
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a new way of being and working together
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we're inviting you to become a founding
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shareholder in the new stonehenge public
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benefit corporation and we believe that
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anyone including you could bring your
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gifts to this vision and make it a
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reality
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the capital invested in this new venture
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will be used to complete the work that
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we started two years ago including
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building out of workshop spaces
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finishing a cafe and glamping
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infrastructure and to provide operating
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expenses in particular to pay our
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creative new team of young visionaries
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to help us realize this dream
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i've been involved with stonehenge
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pretty much my entire life and i believe
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that don and russell would be happy with
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the people who are taking care of the
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land right now and i think that their

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presence is with us and they're going to
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guide this entire process
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we are truly excited to be moving into
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this next phase of the stonehenge dream
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we'd like to invite you to join us on
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this epic journey
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you